

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 12, 2010

James R. Moore, Esq.
Executive Vice President, General Counsel, and Secretary
Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

      Re: **Huntsman International LLC**
              Registration Statement on Form S-4
              Filed June 18, 2010
              File No. 333-167611

Dear Mr. Moore:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are making the exchange offer in reliance on our position in no-action letters. Please provide the supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

2. Please provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure throughout the registration statement that the exchange offer could be open

for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

3. Please provide written confirmation that you will include the expiration date in the final prospectus disseminated to noteholders and filed under the applicable provisions of Rule 424 of Regulation C under the Securities Act.

4. To the extent applicable, comments on the registration statement are comments on the letter of transmittal to be filed as exhibit 99.1.

ProspectusOutside Front Cover Page

5. Please identify the guarantees on the cover since the registration statement also covers the offer and sale of the related guarantees.

Disclosure Regarding Forward-Looking Statements, page 28

6. Delete the phrase "within the meaning of the federal securities laws" in the first paragraph because the safe harbor provision for forward looking statements in the Private Securities Litigation Reform Act of 1995 is inapplicable to a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

7. We note the disclaimer "but there can be no assurance as to the accuracy and completeness of such information" in the last paragraph. Since you may not disclaim responsibility for information in the registration statement, please delete the disclaimer.

Terms of the Exchange Offer, page 29

8.   Disclosure indicates that you reserve the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice's date as required by Rule 14e-1(d) under the Exchange Act.

9. Disclosure indicates that you reserve the right to delay acceptance of any old notes. Clarify in what circumstances you will delay acceptance and confirm that any delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

10. Disclosure indicates that you will give oral or written notice of any extension. Please advise us how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

How to Tender Old Notes for Exchange, page 30

11. Disclosure indicates that you reserve the right to waive any conditions of tender for any particular old note. Revise to indicate that if you waive any condition of the exchange offer, you will waive the condition for all old notes.

Legal Matters, page 230

12. Disclose that counsel will opine on the enforceability of the obligations of Huntsman International and the guarantors under the notes.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

    Notwithstanding our comments, when the registrant and co-registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant and co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The registrant and co-registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (801) 578-6999 and U.S. Mail:
        Nathan W. Jones, Esq.
        Benjamin W. Bates, Esq.
        Stoel Rives LLP
        201 South Main Street, Suite 1100
        Salt Lake City, UT 84111